Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Improper Goods, Inc.
3961 N Williams Ave Suite 100
Portland, OR 97227
https://thebitterhousewife.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Improper Goods, Inc.
Address: 3961 N Williams Ave Suite 100, Portland, OR 97227
State of Incorporation: OR
Date Incorporated: February 01, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% Bonus Shares.

<u>Amount-Based:</u>

Tier 1 | $500

Mix Case of Bitters & Soda + 5% discount for life.

Tier 2 | $1,000

5% Bonus Shares + 3 months Subscription + 5% discount for life.

Tier 3 | $2,500

7% Bonus Shares + 6 months Subscription + Mocktail Kit + 10% discount for life.

Tier 4 | $5,000

10% Bonus Shares + 12 months Subscription + Mocktail Kit + 10% discount for life.

Tier 5 | $10,000

20% Bonus Shares + 12 months Subscription + Mocktail Kit + 10% discount for life.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

The Bitter Housewife will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Improper Goods Inc. d/b/a The Bitter Housewife is an Oregon C-Corp and is a maker of craft cocktail bitters and non-alcoholic adult beverages. Our products are sold across the United States, Canada, and Japan at stores like William Sonoma, New Seasons, Market of Choice, and Safeway/Albertsons, as well as growing direct-to-consumer businesses online.

We sell primarily via our distribution partners Crown Pacific, A Priori, and Point Blank Distribution. We also sell direct to independent retailers via direct sales and B2B Markets such as Faire.

We manufacture all our products in our own facility and fulfill out of our warehouse.

We were originally an Oregon Partnership formed in 2014, we converted to an Oregon LLC in 2016, and then into an Oregon C-Corp in 2018.

Competitors and Industry

<u>Industry</u>

The Global non-alcohol market is $1.19 trillion (Grand View Research), and within that market, the US non-alcohol ready to drink (RTD) market is over $86 billion dollars and expected to grow (Nielsen). The trend of drinking less alcohol is clearly reflected in the market data.

Purchases of wine declined in 2019, the first time there has been such a decrease since 1994 (Wall Street Journal).

Meanwhile, the no- and low-alcohol market has seen sales increase by 506% since 2015 and Non-Alc Beer has seen a 39% increase in sales in January 2019 vs 2020 (Neilsen, January 2020 via Distill Ventures).

<u>Competitors</u>

Most of our competition is mass-produced, has sweetness, or health claims. We stand out as a craft product that is made with real ingredients, without sweetness. We also are a bold flavorful product

that is not a "beer".

Hella Bitters & Soda - https://bittersandsoda.hellacocktail.co/

Dram - https://www.dramapothecary.com/product-category/all-natural-sparkling-water/

Bitter Love - https://www.bitterlove.com/

Dry Soda - https://www.drinkdry.com/

Minna - https://www.drinkminna.com/

Sanzo - https://www.drinksanzo.com/

Sunwink - https://sunwink.com/

HopTea - https://hoptea.com/

Hop Water - https://hopwtr.com/

Betera - https://drinkbetera.com/

Larger Category Competitors

Curious Elixirs - https://curiouselixirs.com/

Seedlip - https://www.seedlipdrinks.com/en-us/

Lyre's - https://lyres.com/

Ghia - https://drinkghia.com/

Partake - https://drinkpartake.com/

Athletic Brewing - https://athleticbrewing.com/

Mingle Mocktails - https://www.minglemocktails.com/

Kin - https://www.kineuphorics.com/

Aecorn - https://www.aecorndrinks.com/

Ritual - https://www.ritualzeroproof.com/

Monday Gin - https://drinkmonday.co/

For Bitter For Worse - https://forbitterforworse.com/

Wilderton Free - https://wildertonfree.com/

Any Kombucha

Flavored Sparkling Water

Current Stage and Roadmap

Current Stage

We have 2 Bitters & Soda flavors in the market and should have a total of 4 by end of the year. We have 7 Bitters flavors and are working on developing 2-4 more by end of the year, specifically

targeting distillery partnerships such as our Westward Whiskey Hazelnut Bitters.

We are currently sold in over 700 stores, concentrated in the Pacific Northwest with 3 distribution partners, and in independent stores across all 50 states thru direct sales or wholesale markets. We're looking to add 2 more distributor partners in 2021.

Future Road Map

We plan to add 2 new Bitters & Soda flavors and 3 more bitters flavors. The Bitters flavors specifically are distillery brand partnerships such as our Westward Whisky bitters.

We are also developing a new classic bitters kit for sale in Williams Sonoma and other retailers.

Based on the existing performance of our ad spend we intend to increase our ad spend by 10x which we expect will result in 10x sales growth in direct to consumer.

We are aggressively pursuing new direct wholesale accounts and expect to grow at least another 200 accounts in 2021.

We are also looking to open 1 new regional distributor.

The Team

Officers and Directors

Name: Dan Brazelton

Dan Brazelton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and CEO
  Dates of Service: May 01, 2014 - Present
  Responsibilities: Long-range, strategic planning. Operations including production oversight. Sales management. Develop, enforce and reevaluate company policies and procedures. Compensation is $50,000 per year.

Name: Genevieve Brazelton

Genevieve Brazelton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO
  Dates of Service: May 01, 2014 - Present
  Responsibilities: Marketing, Product Development, Brand Identity. Compensation is $50,000 per year.
- **Position:** Secretary
  Dates of Service: May 01, 2012 - Present
  Responsibilities: Corporate Secretary executes and maintains all required official corporate filings, documents, reports and records according to applicable laws and regulations. Responsible for shareholder relations, communicating with Board members and coordinating shareholder lists and registrations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it

may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject

to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Improper Goods, Inc was formed on February 1, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Improper Goods, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property and/or find prior art to invalidate it. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our

trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors. Further, any significant disruption in service on Improper Goods, Inc or in its computer systems could reduce the attractiveness of the company and result in a loss of investors and companies interested in using our product. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Improper Goods, Inc could harm our reputation and materially negatively impact our financial condition and business.

Covid Related Risks
Covid restrictions on bars and restaurants may continue to curtail on premise sales. Opening of bars and restaurants may impact retail sales of cocktail and beverage related products.

Supply Chain Risks
While the company has taken steps to source continued supply of cans and other required ingredients and packaging, covid, weather, and market conditions have made supply chain concerns acute in 2020. These conditions may continue or worsen in the future.

We could fail to achieve the growth rate we expect even with additional investments
We expect to generate a significant amount of growth from the investments we will make into marketing and distribution expansion following this offering and the private placement that we are conducting concurrently. However, it is possible that retail velocity will not increase as we expect. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Genevieve Brazelton	3,325,000	Common Stock	65.5
Dan Brazelton	1,252,500	Common Stock	25.05

The Company's Securities

The Company has authorized Common Stock, SAFE Notes, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 5,497,708 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE Notes

The security will convert into Common stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $149,595.00
Maturity Date: September 01, 2022
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $2,500,000.00
Conversion Trigger: An equity financing of not less than $1,000,000

Material Rights

If a Change of Control occurs prior to a Qualified Equity Financing, (i) the Company will give the Investors at least ten (10) days prior written notice of the anticipated closing date of such sale of the Company and (ii) then the Investor has the right, at the Investor's option, to receive a payment equal to two times the amount of the Principal Balance and accrued interest as of the date of the Change of Control in full satisfaction of this Note.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

--

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $105,000.00
  Number of Securities Sold: 422,500
  Use of proceeds: Product Development
  Date: February 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $149,595.00
  Use of proceeds: Operating Expenses
  Date: May 22, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $401,710, down about 45.8% compared to fiscal year 2019 revenue of $741,120. This decrease can largely be attributed to the coronavirus pandemic, which disrupted supply chains and affected production and sales across a range of industries in the United States. We believe that this is temporary, and we will rebound as vaccinations allow restaurants and bars to reopen fully. We also believe that there will be considerable growth in interest for better for you beverages because of the past years' experience. We see evidence of the significant growth this year in our monthly subscriptions.

Cost of Sales

Cost of sales in 2020 was $193,309, a decrease of approximately $16,098 from costs of $209,407 in fiscal year 2019. The reduction was largely due to the coronavirus pandemic, which led to a decrease in sales and interruptions in our supply chain and production.

Gross Margins

2020 gross profit decreased by $323,312 over 2019 gross profit and gross margin as a percentage of revenue decreased from 71.7% in 2019 to 51.9% in 2020. This decrease in performance is mainly attributed to the coronavirus pandemic, which led to a decrease in sales and interruptions in our supply chain and production.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, warehouse & logistics expenses, marketing and advertising expenses, insurance and professional fees, and G&A expenses. The company additionally incurred interest expense as a result of our loans and convertible notes. We have made significant one-time investments in infrastructure and professional services.

Historical results and cash flows:

Because we launched our canned beverages at the end of 2019, and then covid lockdown occurred just as we were about to expand distribution, 2019 and 2020 are not fully representative of future expectations. The Q4 2020 and Q1 2021 are better historical results to examine our growth trajectory.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has revolving lines of credit with American Express, Chase, and Capital One for approximately $51,000 (no preset limit) with a balance of $35,025.

The company also has a credit offer of $17,000 from ClearCo that is available to accept.

The company has $8,128.86 in cash.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are important for distribution expansion, marketing asset creation, ad campaign, salary for marketing and sales, as well as inventory purchases to ensure adequate supply chain reserves.

We have additional capital resources such as a $17,000 offer from Clearco for marketing and we have been approved for an additional $350,000 EIDL SBA loan for operational overhead.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Funds from this campaign are not required for the viability of the company. We have debt options or scaling back on growth to continue operations at current revenue rates for at least 12

months.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising the minimum will allow us to continue to operate indefinitely as we will adjust our marketing and payroll expenses to match our revenues. This will curtail growth potential, but we will remain a viable companys for at least 12 months.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the maximum will allow us to continue to operate s for at least 24 months as we will accelerate our marketing expenses in advance of revenues, but after the initial investment in 1-time assets, we will focus on performance marketing that will have positive returns and adjust our marketing and payroll expenses to match our revenues. We will focus on profitablity and not rely on future investment, although future rounds will be considered for growth opportunites.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company will continue to develop its financial stack utilizing traditional lines of credit, factoring, REG CF note financing, or VC funding as we determine the most efficient use of capital acquisition for strategic growth.

Indebtedness

- **Creditor:** OnDeck
  Amount Owed: $9,036.94
  Interest Rate: 65.0%
  Maturity Date: September 30, 2021

- **Creditor:** ClearCo
  Amount Owed: $5,152.00
  Interest Rate: 6.0%
  Maturity Date: July 12, 2021

- **Creditor:** Small Business Administration
  Amount Owed: $154,900.00
  Interest Rate: 3.75%
  Maturity Date: May 21, 2050
  Note is secured by assets held by the Company and maturity date is May 21, 2050. Payments are $731 per month beginning on May 21, 2021.

- **Creditor:** Paycheck Protection Program
  Amount Owed: $52,381.00
  Interest Rate: 1.0%
  Maturity Date: April 13, 2022
  The Paycheck Protection Program is forgivable in full if we qualify. Our current assessment is that we qualify, although we expect at least one year to be granted forgiveness.

- **Creditor:** Three Little Figs
  Amount Owed: $62,500.00
  Interest Rate: 0.0%
  Maturity Date: June 05, 2023

Related Party Transactions

- **Name of Entity:** Ari Schindler
  Relationship to Company: Executor of Maria Schindler Family Estate which has 8% equity.
  Nature / amount of interest in the transaction: Short term bridge loan
  Material Terms: $20,000, 4% interest, single balloon payment 12/31/2022

Valuation

Pre-Money Valuation: $5,497,708.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The Company set its valuation internally, without a formal third-party independent valuation. Factors that were considered in our valuation were:

1. The untapped market of no alcohol RTD market, currently a $86 billion dollar industry and expected to grow (Nielsen: https://www.nielsen.com/us/en/insights/article/2019/many-americans-are-looking-for-a-bar-experience-without-the-buzz/). By 2024 the RTD market will grow by 31 % year as well as the submarket of creative new products represents a massive potential where, we believe, Improper Goods Inc. is poised to be a major provider (ISRW: https://www.thedrinksbusiness.com/2020/12/nolo-drinks-market-to-grow-34-by 2024/#:~:text=As%20alcoholic%20drinks%20categories%20brace,two%20of%20its%20biggest%20players.

3. The intellectual property and recipes of the company have been painstakingly developed by the co-founders over the last 9 years. These recipes are proprietary to Improper Goods and are highly valued property as they differentiate Improper Goods from other beverage brands that rely on them as co-manufacturers who hire the company as co-packers and collaborators.

4. The advisory board membership includes

Diane Aylsworth Aunt Fannies, Stumptown, Nestle

Sujit Srinivas Craft Brew Alliance, Intel

Carrie Bischke Facebook, Ubisoft, Mattel

Emily Hruby Halpern Pabst, Horizon Organic

James Schermerhorn Cirrus 10, Spark::Red (Pivot Tree), Oracle

6. The nearly 9 years of sweat equity of the founding members.

7. Existing investments from previous investors and Founders

8. Existing investment of a 20-barrel beverage production capacity, warehouse, and bottling system, as well as backend software systems such as our Enterprise Resource Planning systems, supply chain system, and an inventory stock valued at $42,000. This also includes existing building leases.

9. The Press coverage and social media presence.

10. Overwhelmingly positive product feedback from spirit industry professional mixologists and influencers, including Best Of 2019 By Bev Net, Product of The Year 2018, sofi Gold, and Good Food Award.

11.Over $2,000,000 in lifetime sales.

Accordingly, the Management, Founders, and Advisors consider the pre-money valuation of: $5.5M

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  We will spend 10,000 on digital ads promoting direct to consumer sales on our website.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.0%
  Our primary spend will be for digital ad spend, content creation, photography, marketing support via agencies.

- *Research & Development*
  5.0%
  We will spend a portion of our proceeds to accelerate our flavor development with lab tests, equipment, and ingredients.

- *Company Employment*
  20.0%
  We will bring on a senior sales person and an operations manager.

- *Operations*
  10.0%
  Purchase of various tanks and production equipment to expand production capacity.

- *Working Capital*
  10.0%
  We will reserve a portion of the proceeds as working capital for general use.

- *Inventory*
  10.0%
  Purchase of printed cans and custom bottles which will reduce our cogs significantly. More importantly securing a larger supply will prevent supply chain issues from hampering growth.

- *Contingency*
  6.5%
  We will reserve a small portion of our funds for contingencies.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://thebitterhousewife.com/ (https://thebitterhousewife.com/pages/investor-relations).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bitter-housewife

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Improper Goods, Inc.

[See attached]

IMPROPER GOODS, INC. d/b/a
THE BITTER HOUSEWIFE

FINANCIAL STATEMENTS
December 31, 2020 and 2019

IMPROPER GOODS, INC. d/b/a
THE BITTER HOUSEWIFE

FINANCIAL STATEMENTS
December 31, 2020 and 2019

Table of Contents

F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES
A Professional Service Corporation
Since 1938

To the Board of Directors
Improper Goods, Inc. d/b/a The Bitter Housewife
Portland, Oregon

We have reviewed the accompanying financial statements of Improper Goods, Inc. d/b/a The Bitter Housewife (a C-corporation) which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, stockholders' equity (deficit), and cash flows for each of the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Members of:
WSCPA
AICPA
PCPS

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

802 North
Washington
PO Box 2163
Spokane,
Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Accountants' Responsibility

Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci and Associates

Spokane, Washington
April 29, 2021

IMPROPER GOODS, INC. d/b/a THE BITTER HOUSEWIFE
BALANCE SHEETS

December 31, 2020 and 2019 (unaudited)

Assets

		2020		2019
Current assets				
Cash and cash equivalents	$	22,819	$	15,165
Accounts receivable, net		63,526		52,787
Inventory		53,270		56,939
Prepaid rent		-		28,031
Related party receivable		-		29,649
Deposit		5,751		5,751
Total current assets		145,366		188,322
Property and equipment				
Computer and office equipment		15,959		15,505
Equipment		60,473		-
		76,432		15,505
Accumulated depreciation		(18,448)		(14,100)
Property and equipment, net		57,984		1,405
Total assets	$	203,350	$	189,727

Liabilities and Stockholders' Equity (Deficit)

		2020		2019
Current liabilities				
Accounts payable	$	52,514	$	25,903
Accrued expenses		38,375		23,626
Accrued interest		90,237		51,170
Related party advances		20,000		20,000
Current portion of capital lease obligation		12,929		-
Current portion of notes payable		314,335		250,060
Total current liabilities		528,390		370,759
Capital lease obligation		43,176		-
Notes payable, net of current portion		315,544		149,595
Total liabilities		887,110		520,354
Stockholders' equity (deficit)				
Common stock, $0.001 par value, 20,000,000 shares authorized; 5,000,000 shares issued and outstanding		5,000		5,000
Preferred stock, $0.001 par value, 10,000,000 shares authorized; no shares issued and outstanding		-		-
Additional paid-in capital		95,000		95,000
Retained earnings		(783,760)		(430,627)
Total stockholders' equity (deficit)		(683,760)		(330,627)
Total liabilities and stockholders' equity (deficit)	$	203,350	$	189,727

See independent accountants' review report and accompanying notes to the financial statements.

IMPROPER GOODS, INC. d/b/a THE BITTER HOUSEWIFE
STATEMENTS OF OPERATIONS

Years Ended December 31, 2020 and 2019 (unaudited)

		2020		2019
Sales	**$**	**401,710**	$	741,120
Cost of sales		**(193,309)**		(209,407)
Gross profit		**208,401**		531,713
Operating expenses				
Payroll		**227,345**		274,165
Warehouse & logistics		**121,191**		82,045
Marketing		**46,844**		47,859
Insurance		**38,153**		13,402
Professional fees		**26,387**		41,645
General & administrative		**25,777**		24,657
Travel		**8,026**		26,747
Other operating expenses		**35,479**		34,725
Total operating expenses		**529,202**		545,245
Operating loss		**(320,801)**		(13,532)
Other income (expenses)				
Interest expense		**(41,122)**		(33,520)
Interest income		**-**		11
Other income (expense)		**8,790**		(2,340)
Net loss	**$**	**(353,133)**	$	(49,381)

See independent accountants' review report and accompanying notes to the financial statements.

IMPROPER GOODS, INC. d/b/a THE BITTER HOUSEWIFE
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2020 and 2019 (unaudited)

	Common Stock				
	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2018	5,000,000	$ 5,000	$ 95,000	$ (381,246)	$ (281,246)
Net loss	-	-	-	(49,381)	(49,381)
Balance, December 31, 2019	5,000,000	5,000	95,000	(430,627)	(330,627)
Net loss	-	-	-	(353,133)	(353,133)
Balance, December 31, 2020	5,000,000	$ 5,000	$ 95,000	$ (783,760)	$ (683,760)

See independent accountants' review report and accompanying notes to the financial statements.

IMPROPER GOODS, INC. d/b/a THE BITTER HOUSEWIFE
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2020 and 2019 (unaudited)

		2020		2019
Cash flows from operating activities				
Net income	$	(353,133)	$	(49,381)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Depreciation		4,348		98
Loss on disposal of property and equipment		-		3,945
(Increase) decrease in assets:				
Accounts receivable		(10,739)		22,853
Inventory		3,669		28,145
Prepaid rent		28,031		(28,031)
Deposit		-		(1,751)
Increase (decrease) in liabilities:				
Accounts payable		26,611		(40,293)
Accrued expenses		14,749		(20,109)
Accrued interest		39,067		34,296
Other liabilities		-		(20,475)
Net cash provided by (used in) operating activities		(247,397)		(70,703)
Cash flows from investing activities				
Purchase of property and equipment		(454)		-
Collections (issuances) on related-party receivable		29,649		(177)
Net cash provided by (used in) investing activities		29,195		(177)
Cash flows from financing activities				
Proceeds from notes payable		235,513		74,595
Payments on capital lease		(4,368)		-
Principal payments on notes payable		(5,289)		(40,399)
Net cash provided by financing activities		225,856		34,196
Net increase (decrease) in cash and cash equivalents		7,654		(36,684)
Cash and cash equivalents at beginning of year		15,165		51,849
Cash and cash equivalents at end of year	$	22,819	$	15,165
Supplement Noncash Investing and Financing Activities				
Equipment purchased with capital lease	$	60,473	$	-
Supplemental Disclosure				
Interest paid	$	1,335	$	17,328
Taxes paid	$	2,556	$	1,435

See independent accountants' review report and accompanying notes to the financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Improper Goods, Inc. d/b/a The Bitter Housewife ("The Bitter Housewife" or "the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

Improper Goods, Inc. was formed in 2018 as a C-Corporation and is headquartered in Portland, Oregon.

The Bitter Housewife's mission is to inspire people to make their own choices, starting with what they drink. The Company makes high quality, all-natural beverages with a focus on balanced, bitter flavors that invites customers to explore new flavors and have fun creating their own favorite drinks. Sales are performed via online orders, through distributors, and wholesale.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

Management's evaluation of the collectability of trade receivables resulted in an allowance for doubtful accounts of $36,973 and $26,593 as of December 31, 2020 and 2019, respectively.

As of December 31, 2020 and 2019, 57% of receivables were from four customers and 55% were receivable from three customers, respectively.

Inventory

Inventories are valued at the lower of cost (first-in, first-out) or market (net realizable value). Inventory at year end consists of raw materials and finished products. The company records impairment reserves against inventory balances as deemed necessary. There were no impairment reserves recorded for the years ended December 31, 2020 and 2019.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally five years for all assets.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $46,844 and $47,859 for the years ended December 31, 2020 and 2019, respectively.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue consists of retail and wholesale sales of bitters and drinks. Revenue is recognized when the items are delivered to customers. Customer payments are generally invoiced upon delivery for wholesale items and charged prior to delivery for online sales. Revenue is presented net of returns and discounts.

For the years ended December 31, 2020 and 2019, 30% of revenue was from two customers and 13% of revenue was from one customer, respectively.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Subsequent events

Management has evaluated subsequent events through April 29, 2021, which is the date these financial statements were available to be issued.

Note 2 – Notes Payable

Notes payable consisted of the following as of December 31:

		2020		2019
Note payable to an individual with an interest rate of 10%. Note is unsecured and maturity date is April 15, 2022. Payments are to occur monthly and are past due.	$	**150,000**	$	150,000
Note payable to an individual with an interest rate of 10%. Note is unsecured and maturity date is October 18, 2023. Payments are to occur monthly and are past due.		**50,000**		50,000
Note payable to an individual with an interest rate of 10%. Note is unsecured and maturity date is November 2, 2023. Payments are to occur monthly and are past due.		**50,000**		50,000
Business loan with an interest rate of 62.70%. Note is unsecured and maturity date is September 30, 2021. Payments are $410.77 per week.		**10,871**		-
Paycheck Protection Program loan with an interest rate of 1%. Note is secured by property held by the Company and maturity date is April 13, 2022. Loan was forgiven in full on January 6, 2021.		**52,381**		-
Small Business Administration loan with an interest rate of 3.75%. Note is secured by assets held by the Company and maturity date is May 21, 2050. Payments are $731 per month beginning on May 21, 2021.		**154,900**		-
Revenue share agreement with a cash advance of $5,750 to be paid via collections on accounts receivable.		**7,132**		-
Convertible loans held by multiple entities with an interest rate of 8%. Loans are unsecured and the maturity date is September 1, 2022. Notes are convertible at a 20% discount on qualified financing.		**154,595**		149,595
Other notes payable		**-**		60
Total notes payable		**629,879**		399,655
Current portion of notes payable		**(314,335)**		(250,060)
Total notes payable, net of current portion	$	**315,544**	$	149,595

In addition, there is an advance to the Company of $20,000 as of December 31, 2020 and 2019. There is no underlying agreement with no due date or interest payments required.

Future minimum payments for each of years ended December 31 are as follows:

2021	$	314,335
2022		174,533
2023		8,772
2024		8,772
2025		8,772
Thereafter		114,695
	$	629,879

Convertible loans

The company issued convertible loans in exchange for cash and expense payments totaling $154,595 (the "Purchase Amount"). The due date of the loans is the sooner of September 1, 2022 or upon a qualified equity financing event. The terms provide for automatic conversion of the convertible loans' purchase amounts into the Company's capital stock ("qualified shares") upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's capital stock with an aggregate sales price of not less than $1,000,000. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by the discount price. Discount rate is 20% for Purchase Amounts below $300,000 and 30% for investors who provided more than $300,000.

Note 3 – Lease Commitments

The Company rents space for operations, manufacturing, and a testing room at one location in Portland Oregon. The term of the lease is from November 1, 2019 to October 31, 2022. Rent concessions were provided by the landlord for the first six months of the lease and escalated payments are made thereafter. Future minimum payments related to this lease are $67,342 and $57,514 for the years ended December 31, 2021 and 2022, respectively. Rent expense totaled $62,361 and $84,247 for the years ended December 31, 2020 and 2019, respectively.

During 2020, the Company entered into a lease for certain machinery and equipment under an agreement that is classified as a capital lease. The cost of equipment under capital leases is included in the balance sheets as property and equipment and was $60,473. Accumulated amortization of the leased equipment at December 31, 2020 was $4,032. Amortization of assets under capital leases is included in depreciation expense.

The future minimum lease payments required under the capital leases and the present value of the net minimum lease payments for the years ended December 31 are as follows:

2021	$	13,505
2022		13,505
2023		13,505
2024		13,505
2025		9,003
Total minimum lease payments		63,023
Less: Amount representing interest		(6,918)
Present value of net minimum lease payments		56,105
Less: Current maturities of capital lease obligations		(12,929)
Long-term capital lease obligations	$	43,176

Note 4 – Equity

The Company issued a 2018 stock option plan in which a maximum 1,000,000 shares may be issued. The plan is effective for 10 years and option holders would be able to exercise vested shares subject to certain limitations within the plan. As of December 31, 2020, there were no options issued.

The preferred stock is currently "blank check" and does not have specified terms.

Note 5 – Related Party Transactions

Advances were issued to one of the founders of the Company and there was no related agreement or interest collected on the advances. As of December 31, 2019, advances due from the founder were $29,649. The outstanding amount was paid in full during the year ended December 31, 2020.

Note 6 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection. The Company is also required to file taxes in the State of Oregon.

The Company currently has a tax net operating loss of approximately $805,000 for which it may receive future tax benefits. However, as of December 31, 2020, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% the deferred tax asset is approximately $170,000 and the valuation allowance is $170,000 which nets to a deferred tax asset of $0 as of December 31, 2020. The deferred tax asset and valuation allowance as of December 31, 2019 is approximately $98,000 representing a change of $72,000 on the allowance from 2019 to 2020.

Note 7 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 8 – Subsequent Events

The Paycheck Protection Program loan balance of $52,381 was forgiven on January 6, 2021.

The Company entered into a revenue share agreement with an advance of $17,000 during January 2021. Repayments are based future collections on receivables totaling $21,784.

On March 17, 2021, the Company entered into a lease to purchase $41,538 of equipment payable on monthly amounts of $892.78 over 60 months.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

The Bitter Housewife

Drinks shouldn't have rules!


Reserve Now
BITTERS & SODA
AROMATIC

Website | Portland, OR | FOOD & BEVERAGE

The Bitter Housewife makes small-batch, award-winning cocktail bitters and zero alcohol canned beverages in Portland, Oregon.

$0.00 raised

0 Investors	$5.5M Valuation
$1.00 Price per Share	$500.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Revenue from January 2020 to January 2021 has grown by 537% with a 395% increase in direct to consumer sales in 2020 alone
- The Bitter Housewife has received numerous awards including the 2018 Good Food Award, the 2018 Gold Sofi, 2018 Product of The Year from the Specialty Foods Association, and Best of 2019 by BevNet Magazine.
- The trend of drinking less continues to grow. 52% of U.S. adults report trying to or already reducing their alcohol intake and the global non-alcoholic market is expected to reach a record $1.6 trillion by 2024.

Be bitterly honest: drinks shouldn't have rules!

"What makes The Bitter Housewife bitter?"

Being told an Old Fashioned shouldn't have a cherry in it.

An eye roll because I ask for cheap bourbon and a perfect ice cube.

Drinks shouldn't have rules.

We're here to let you off the hook and encourage you to embrace what you like. You can't stand the taste of whiskey, there's no shame in that. Prefer your wine in a juice glass? Me too! You don't drink alcohol at all? We support that.

At The Bitter Housewife, we believe in flavor first, all real ingredients, and that drinks should be fun.


BE BITTERLY HONEST
Drinks Shouldn't Have Rules
BITTERS & SODA

So far customers seem to appreciate our Bitterly Honest approach. During 2020 our Direct to Consumer sales grew by 395%.

With numerous awards, collaborations with some of the most recognizable brands in the US, and hundreds of happy (often sober) customers - **we truly believe we've hit a real connection with what people are wanting to drink.**

We hope you join our team as an early investor as we continue our expansion in 2021 and beyond!

THE PROBLEM

The no-alcohol market lacks a sophisticated option

There is a sense of ritual to having a drink, and for many, it signals the end of a day when we shift our focus away from work toward friends, family, and personal life. Socialization often includes some sort of beverage, but if you're not drinking alcohol, the choices can feel underwhelming or even patronizing. A glass of water, sugary soda, or fruit juice just doesn't honor this ritual the same way. Many adult non-alcoholic beverage options are generally full of sugar or caffeine. If you choose not to drink alcohol, we believe you still deserve a crafted beverage with complex flavor.







THE SOLUTION

A sophisticated non-alcoholic sparkling drink that easily feels like a part of the ritual

The Bitter Housewife Bitters & Soda is sparkling, has a complex flavor, and is beautifully packaged, too. Our sparkling beverages are made with whole ingredients and have no sugar or sugar substitutes, no caffeine, and no alcohol. Made with the same integrity as our award-winning bitters, our ready-to-drink Bitters & Soda is a flavorful drink you can have any time of day.

Bitters & Soda

Bitters & Soda alone won't help you climb Mount Everest or become the next Oprah, but it will help you cut back on both sugar and alcohol.


BITTERS & SODA


BITTERS & SODA

"After downing so many sparkling waters, this is really something unique and different, with terrific flavor and carbonation."

- Martin Caballero, BevNet

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Our beverages are satisfying and refreshing, without loading you down with calories or making you feel jittery. They are made to be sipped at any time of day and pair well with food.


Real Ingredients
Zero Alcohol
Zero Sugar
Bitters & Soda
BITTERS & SODA
AROMATIC

THE MARKET

The no- and low-alcohol market is continuously rising

Rising participation in Sober October and Dry January is a sign that health and wellness trends are gaining traction across the world and providing new opportunities for the global beverage industry; not just during those months but year-round.

In 2019, IWSR's "Low- and No-Alcohol Report" stated that 52% of U.S. adults who drink alcohol are trying to or have reduced their alcohol intake and 76% of consumers say they will continue to drink low- or no-alcohol beverages as regularly or more regularly in 2021. Alongside the non-drinker, even the drinker is drinking less nowadays, even at home in a pandemic.


U.S. Adults Report:
52%
are trying to reduce alcohol intake
76%
will continue to drink low or no-alcohol beverages

Alongside the global low/no alcohol ready-to-drink market due to increase by 31% by 2024, the global nonalcoholic beverage market is expected to reach a record value of $1.6 trillion by 2024.


Low/No-Alcohol RTD Consumption
+31%
'19
'20
'21
'22
'23
'24

Global Non-Alcoholic Beverage Market

$1.6 Trillion

by 2024



OUR TRACTION

Massive growth in D2C sales, plus major collaborations, awards, and media coverage

In 2019, we started to put more focus on our direct-to-consumer sales, which has paid off heavily during the pandemic. During 2020 we grew our DTC sales by 395% and finished the year with $402k in revenue. The attention given to online wholesale marketplaces like Faire.com has allowed us to expand our retail presence across the country without salespeople, brokers, or adding additional distributors.

395%

DTC sales growth 2020

+537%

increase in revenue from January 2020 to January 2021



Big Brands Like To Be Associated With Us

WILLIAMS SONOMA · BOMBAY SAPPHIRE · Maker's Mark · Beam Suntory · AVIATION American Gin · Westward Whiskey · Knob Creek · Southern Glazer's Wine and Spirits

Our numerous awards include the 2018 Good Food Award, the 2018 Gold sofi, 2018 Product of The Year from the Specialty Foods Association, and Best of 2019 by BevNet Magazine. We also continue to receive countless glowing reviews from satisfied customers!




BEVNET
BITTERS & SODA


sofi WINNER

WHAT WE DO

Whole ingredients, a full flavor profile, and zero sugar

The Bitter Housewife Bitters & Soda is made in small batches in our Portland, OR facility from whole ingredients. It is a craft, non-alcoholic beverage with sophisticated flavors and absolutely no sugar. A unique beverage that isn't trying to be anything it's not, Bitters & Soda has been said to be a great alternative to NA beers or even the whiskey drinker's sparkling water.









While Bitters & Soda is a great thing to drink when you're not drinking, it's also a refreshing late afternoon beverage and goes really well with food. The bitter flavor supports digestion, cleanses the palette, and helps to curb sugar cravings.



No alcohol: have anytime of day

No sugar: fits into any eating style

Bitter flavor: supports digestion, curbs sugar cravings

Sparkling: because flat is well...flat

THE BUSINESS MODEL

Multiple revenue streams with high profit margins

Our diversified revenue streams keep us from being too dependent on any one channel and allow us to shift focus as things change while holding a 64% average gross margin across all channels. 46% of our revenue is sourced through distributors such as Point Blank Distribution. 27% of our revenue is DTC (Direct to Consumer). 15% of our revenue is sourced through new disruptive wholesale marketplaces like Faire and Pod Foods, and 12% of our revenue Direct to Retailer. We are currently in over 750 stores nationwide centered in the Pacific Northwest.


Sales Channels
Distributors
Direct to Consumer
Wholesale Marketplaces
Direct to Retailer
27%
46%
12%
15%

HOW WE ARE DIFFERENT

The Bitter Housewife values quality, depth and intricacy of flavor

Many beverages in the no-alcohol market space are indistinguishable lab-produced flavors, full of sugar, sweeteners, or caffeine, and created by marketing firms. The craft brands typically fall into one of several categories: "better for you" soda, non-alcoholic beer, adaptogen/CBD, and bottled mocktails.



0 Sugar, 0 Carb	×	×	✓	×	×	×	×	✓	✓
Sophisticated Flavor	×	×	×	×	✓	✓	×	✓	✓
Doesn't Taste Fake	×	×	×	✓	✓	✓	✓	✓	✓
Caffeine Free	×	×	✓	✓	✓	✓	✓	×	✓
Sessionable	×	✓	×	×	×	×	✓	✓	✓
Health Benefits	✓	✓	×	×	×	×	×	×	✓

Our Bitters & Soda is a daily drink without the pharmacological effect, calories, or effect on your energy. Formulated through a proprietary process, using whole ingredients to create a unique and layered flavor, it replaces a cocktail or beer occasion while reducing cravings for sugar (PubMed).

Additionally, by operating our own production facility, we control quality and supply chain, while still retaining the capacity to scale.




BITTERS
&
SODA



THE VISION

Creating community while expanding and innovating our repertoire

Our vision is to create a community of people who don't believe in magic bullets or that health requires deprivation and sacrifice, but instead embrace and engage in conversations about moderation and balance of all things. We are fighting against the marketing message that one "magic" thing will fix you, we believe you're already awesome just the way you are.

To spread our message, and Bitters & Soda, we will launch at least two more flavors, establish a membership program, and expand our retail availability across the Pacific Northwest in the next year. From there, we plan to continue to innovate new flavors, expand our DTC package options, and open up key distribution regions across the country.

1. Launch 2 More Flavors
2. Establish Membership Program
3. Expand Retail Availability



OUR LEADERSHIP

Drawing on our own expertise, while working with some of the best advisors in the biz

Co-founders and wife and husband duo, Genevieve and Dan Brazelton, launched The Bitter Housewife because they felt this kind of product was missing from the market and wanted to be a part of the positive change. Genevieve has led a varied career in the hospitality industry and created some award-winning products, which include Portland Sangria, RAFT Syrups, and of course The Bitter Housewife. Dan Brazelton pulls on his experience from across various industries and roles to drive operations and brings his execution experience from production roles for EA Games, Sony, NBC, Disney, and Fisher-Price and his sales experience as a startup founder.






TOYOTA

Our board of Advisors include Diane Aylsworth (Aunt Fannies, Stumptown, Nestle), Sujit Srinivas (Craft Brew Alliance, Intel), Carrie Bischke (Facebook, Ubisoft, Mattel), Emily Hruby Halpern (Pabst, Horizon Organic), and James Schermerhorn (Cirrus 10, Spark Red, Pivot Tree, Oracle).

WHY INVEST

The no-alcohol movement is here to stay and we're leading the charge with a game-changing new beverage

The trend toward cutting back or forgoing alcohol is only increasing, as we become a more health-conscious society. Pair that with a drink that is delicious and easy to take anywhere, and you have the potential for significant growth. We are taking a bite out of the 86 billion-dollar no-alcohol segment with a category-defining zero alcohol, zero sugar beverage. Our Bitters & Soda has a taste to satisfy the sober and sober curious movement, as illustrated by our 395% growth in DTC sales during 2020.









Bitters & Soda is a bitterly honest beverage ticking all the boxes for today's educated consumer, with an authentic brand story, clean label, unique flavor, and satisfying taste. With a highly skilled team and numerous awards under our belt, The Bitter Housewife is here to stay.

Calyn Ranieri

"We love (Bitters & Soda)!! They've moved up to the first row of beverages in our fridge. Thanks so much!"

Ray Latif, BevNet

"Well I'm in love. The Bitter Housewife has created a truly special product."

Jen M.

"These are my new favorite! I hate sweet mocktails. Love these so much, I just sent a case to my brother!!"



These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

In the Press

CityPaper · CLKStyle · CRAFT SPIRITS · Chicago Tribune · Oregon Business · imbibe

whiskey wash · TODAY · WILLAMETTE WEEK

SHOW MORE

Meet Our Team





Dan Brazelton

CEO, Co-Founder

A traveler and adventurer Dan's varied past career includes film maker, director of digital for a marketing agency, tugboat cook in the merchant marines and CEO of an interactive book startup. But he always wanted to make a physical product and when he tasted Genevieve's first batch of bitters the wheels started turning. Dan pulls on his experience from across various industries and roles to drive operations at The Bitter Housewife. He brings his execution experience from production roles for EA Games, Sony, NBC, Disney, and Fisher-Price and his sales experience as a startup founder.

Genevieve Brazelton

CMO, Co-Founder

Genevieve grew up in and around restaurants and has always been comfortable in the kitchen playing with flavors. Her love of food and drink led her to a varied career in the hospitality industry from prep cook in her father's restaurant to manager of a high-end bar in San Francisco to managing marketing and PR campaigns for wineries and spirits brands. This experience paired with a desire to create a product that she felt was missing from the market led Genevieve to launch The Bitter Housewife bitters with her husband. A supertaster and brand maker, Genevieve's creations have received national recognition for flavor and style since 2012. Her award-winning creations include Portland Sangria, RAFT Syrups, and of course The Bitter Housewife. Multiple Good Food Awards, Gold Sofi, Specialty Foods Product of The Year, Best Of 2019 BevNet.



Erica Blair

Administrative Support

Erica is an Integrative Nutrition Coach with a sales and entrepreneurial background and a love of jewelry making. She draws on her unique background and shares the skills of market research, project management, excellent customer service and the art negotiation with The Bitter Housewife. It is an honor for her to support such a wonderful socially conscious and health conscious women-owned business.

Erica's relationship with The Bitter Housewife began about 5 years ago when she was a brand ambassador for the company. Watching the co-founding duo, Genevieve and Dan Brazelton, expand what the company into what it is today, has been truly inspiring. She looks forward to knowing and working with them for many more years!



Sujit Srinivas

Advisory Board Member

I enjoy leading companies in their journey towards sustainable and profitable growth by designing, implementing and executing an efficient operations and supply chain strategy.

I believe that a clear vision, a driving purpose, and unshakeable values form the bedrock of success in business and in life. I'm convinced that being accountable and having fun are not mutually exclusive. I strive to lead by example, yet find myself to be a perpetual student. I value people and planet over profits.



Carrie Bischke

Advisory Board Member

Carrie Bischke is an award-winning marketer with 15+ years of experience launching innovative products and managing popular global brands in consumer tech, video games, and entertainment. Carrie won the Effie award for Best New Product Launch, Nickelodeon Kids Choice Awards (6x), and numerous Game Marketing Awards including the Outstanding Overall Marketing Campaign in the industry.

Carrie has led artist marketing programs, nonprofit partnerships, and product placement in TV and Film.

She has participated in several White House OSTP roundtables and events around Computer Science for All, VR for Good, and advancing gender equity in the games industry.



James Schermerhorn

Advisory Board Member

James expands market opportunities, drives revenue channels through strategic collaboration and continually strives to be a better chef, musician, husband and father. He has over two decades of experience working across retail and consumer product goods industries; with a specialization in commerce, search and content management software. His current day job is looking after technology partnerships at Lucidworks, an enterprise search & discovery platform company in San Francisco. Originally a native San Franciscan, today you can find James with his wife and three children in their 1708 historic farm house in Concord Massachusetts where he spends most of his time pushing his culinary abilities in their updated chef's kitchen, or making noise in the barn loft which he converted into a music performance space and recording studio.



Diane Aylsworth

Advisory Board Member

Diane is a seasoned general management professional specializing in early-stage, fast-growth CPG brands. Her expertise in navigating complex operational challenges to scale quickly. Diane holds entrepreneurial instincts and agile problem-solving skills.



Kealee Wong

Wholesale Marketing Associate

As a 2020 graduate, Kealee Wong is no stranger to adjusting quickly to new challenges. She is resilient, flexible and provides a fresh perspective to any project she takes part in. With a background in customer service and a degree in Communications, Kealee is able to use her skills to deliver excellent customer service to our wholesale accounts and meet company goals.



Emily Hruby Halpern

Advisor

Emily is a not-so-bitter mom of two small boys, wife to a rocket scientist, and in her free time directs retail marketing execution. She has 16 years of experience in both large CPG brands and marketing services, driving creative ideas from concept to implementation in product, packaging, media campaigns, and retail execution. She has a knack for root cause analysis, process improvement, creative problem solving, and connecting with other people. Emily first connected with Dan and Genevieve in 2019 as their dedicated startup mentor through the Built Oregon mentorship program, and it was love at first mocktail!

Offering Summary

Company : Improper Goods, Inc.

Corporate Address : 3961 N Williams Ave Suite 100, Portland, OR 97227

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $500.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 10,000

Maximum Number of Shares Offered : 1,070,000

Price per Share : $1.00

Pre-Money Valuation : $5,497,708.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 10% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% Bonus Shares.

Amount-Based:

Tier 1 | $500

Mix Case of Bitters & Soda + 5% discount for life.

Tier 2 | $1,000

5% Bonus Shares + 3 months Subscription + 5% discount for life.

Tier 3 | $2,500

7% Bonus Shares + 6 months Subscription + Mocktail Kit + 10% discount for life.

Tier 4 | $5,000

10% Bonus Shares + 12 months Subscription + Mocktail Kit + 10% discount for life.

Tier 5 | $10,000

20% Bonus Shares + 12 months Subscription + Mocktail Kit + 10% discount for life.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

The Bitter Housewife will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow The Bitter Housewife to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We first made bitters and soda because I think there's some people out there that can't find what they're looking for.

Kombucha and sparkling teas and fresh pressed juices.

None of this is appealing to me.

The response to our bitters and soda has been awesome.

During 2020, our direct-to-consumer sales have increased by 395%.

In fact our January sales have increased by 537% from 2020 to 2021 while holding 70% gross margins on those direct consumer sales.

The quality non-alcoholic beverage market is expanding and expected to grow 34% from 2019 to 2024.

In fact 30% of us adults don't drink alcohol and 52% of those that do are actively trying to cut back.

We believe that many of those are looking for something special.

Something that celebrates the occasion of drinking but without the alcohol.

For years we've been making cocktail bitters that people have loved for the flavors we've made

and the integrity of our products.

We started to hear from our customers that many of them were using our bitters to flavor their soda water, so we crafted a product that satisfies the need for something that has complex flavor without being too heavy and without being too light.

And our flavors have won multiple awards including best of 2019 by Bevnet Magazine.

This year we're working on some exciting new flavors and we're hoping to have some more bitterly honest conversations.

Join us to disrupt the beverage industry with this exciting new category.

A refreshing bitterly honest opportunity.

Invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

TTW Campaign Page Live: Mar 15, 2021 12:10 PM PST to April 5, 2021 9:55 AM PST.

Bitter Housewife

Drinks shouldn't have rules!


Reserve Now
BITTERS & SODA
BITTERS & SODA
BITTERS & SODA
BITTERS & SODA
BITTERS & SODA

Website | Portland, OR | FOOD & BEVERAGE

Terms

Equity Offering Type	**$5.5M** Valuation
$1.00 Price per Share	**$500.00** Min. Reservation
Common Shares Offered	**TTW** Offering

RESERVE NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

Improper Goods, Inc. dba The Bitter Housewife makes small-batch, award-winning cocktail bitters and zero-alcohol canned beverages in Portland, Oregon.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get 10% bonus shares RESERVE NOW

Reasons to Invest

1. Revenue from January 2020 to January 2021 has grown by 537% with a 395% increase in direct to consumer sales in 2020 alone.

2. The Bitter Housewife has received numerous awards including the 2018 Good Food Award, the 2018 Gold Sofi, 2018 Product of The Year from the Specialty Foods Association, and Best of 2019 by BevNet Magazine.

3. The trend of drinking less continues to grow. 52% of U.S. adults report trying to or already reducing their alcohol intake and the global non-alcoholic market is expected to reach a record $1.6 trillion by 2024.



Rewards

Get rewarded for investing more into Bitter Housewife:

$500+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
TTW Reservation Perks
Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.


BITTERS
&
SODA
AROMATIC

Reserve Shares

In the Press

CityPaper CLKStyle CRAFT SPIRITS Chicago Tribune Oregon Business imbibe

Whiskey Wash TODAY WILLAMETTE WEEK

SHOW MORE

Meet Our Team





Dan Brazelton

CEO, Co-Founder

A traveler and adventurer Dan's varied past career includes film maker, director of digital for a marketing agency, tugboat cook in the merchant marines and CEO of an interactive book startup. But he always wanted to make a physical product and when he tasted Genevieve's first batch of bitters the wheels started turning. Dan pulls on his experience from across various industries and roles to drive operations at The Bitter Housewife. He brings his execution experience from production roles for EA Games, Sony, NBC, Disney, and Fisher-Price and his sales experience as a startup founder.

Genevieve Brazelton

CMO, Co-Founder

Genevieve grew up in and around restaurants and has always been comfortable in the kitchen playing with flavors. Her love of food and drink led her to a varied career in the hospitality industry from prep cook in her father's restaurant to manager of a high-end bar in San Francisco to managing marketing and PR campaigns for wineries and spirits brands. This experience paired with a desire to create a product that she felt was missing from the market led Genevieve to launch The Bitter Housewife bitters with her husband. A supertaster and brand maker, Genevieve's creations have received national recognition for flavor and style since 2012. Her award-winning creations include Portland Sangria, RAFT Syrups, and of course The Bitter Housewife. Multiple Good Food Awards, Gold Sofi, Specialty Foods Product of The Year, Best Of 2019 BevNet.



Erica Blair

Administrative Support

Erica is an Integrative Nutrition Coach with a sales and entrepreneurial background and a love of jewelry making. She draws on her unique background and shares the skills of market research, project management, excellent customer service and the art negotiation with The Bitter Housewife. It is an honor for her to support such a wonderful socially conscious and



Sujit Srinivas

Advisory Board Member

I enjoy leading companies in their journey towards sustainable and profitable growth by designing, implementing and executing an efficient operations and supply chain strategy.

I believe that a clear vision, a driving purpose, and unshakeable values form the bedrock of success in business and in life.



Carrie Bischke

Advisory Board Member

Carrie Bischke is an award-winning marketer with 15+ years of experience launching innovative products and managing popular global brands in consumer tech, video games, and entertainment. Carrie won the Effie award for Best New Product Launch, Nickelodeon Kids Choice Awards (6x), and numerous Game Marketing Awards including the



James Schermerhorn

Advisory Board Member

James expands market opportunities, drives revenue channels through strategic collaboration and continually strives to be a better chef, musician, husband and father. He has over two decades of experience working across retail and consumer product goods industries; with a specialization in commerce, search and content management software. His current

health conscious women-owned business.

Erica's relationship with The Bitter Housewife began about 5 years ago when she was a brand ambassador for the company. Watching the co-founding duo, Genevieve and Dan Brazelton, expand what the company into what it is today, has been truly inspiring. She looks forward to knowing and working with them for many more years!

I'm convinced that being accountable and having fun are not mutually exclusive. I strive to lead by example, yet find myself to be a perpetual student. I value people and planet over profits.

Outstanding Overall Marketing Campaign in the Industry.

Carrie has led artist marketing programs, nonprofit partnerships, and product placement in TV and Film.

She has participated in several White House OSTP roundtables and events around Computer Science for All, VR for Good, and advancing gender equity in the games industry.

day job is looking after technology partnerships at Lucidworks, an enterprise search & discovery platform company in San Francisco. Originally a native San Franciscan, today you can find James with his wife and three children in their 1708 historic farm house in Concord Massachusetts where he spends most of his time pushing his culinary abilities in their updated chef's kitchen, or making noise in the barn loft which he converted into a music performance space and recording studio.



Diane Aylsworth

Advisory Board Member

Diane is a seasoned general management professional specializing in early-stage, fast-growth CPG brands. Her expertise in navigating complex operational challenges to scale quickly. Diane holds entrepreneurial instincts and agile problem solving skills.



Kealee Wong

Wholesale Marketing Associate

As a 2020 graduate, Kealee Wong is no stranger to adjusting quickly to new challenges. She is resilient, flexible and provides a fresh perspective to any project she takes part in. With a background in customer service and a degree in Communications, Kealee is able to use her skills to deliver excellent customer service to our wholesale accounts and meet company goals.



Emily Hruby Halpern

Advisor

Emily is a not-so-bitter mom of two small boys, wife to a rocket scientist, and in her free time directs retail marketing execution. She has 16 years of experience in both large CPG brands and marketing services, driving creative ideas from concept to implementation in product, packaging, media campaigns, and retail execution. She has a knack for root cause analysis, process improvement, creative problem solving, and connecting with other people. Emily first connected with Dan and Genevieve in 2019 as their dedicated startup mentor through the Built Oregon mentorship program, and it was love at first mocktail!

Offering Summary

Company	Improper Goods, Inc.
Corporate Address	3961 N Williams Ave Suite 100, Portland, OR 97227
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$500.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$5,497,708.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the issuer's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters campaign, and then completing an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, if you purchase 100 shares, you will receive 120 shares instead (100 + 10 from your reservation + 10 from the live offering perk).

During the live offering, you will only receive the highest level bonus share perk you are eligible for.

TTW Reservation Perks*

Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

*** Note these perks do stack with the other live offering perks. The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.*

Live Offering Perks*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Bitter Housewife will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Bitter Housewife to get notified of future updates!

Comments (14 total)

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Jon Kellogg 4 days ago

I am one of the two owners of the building in Portland where The Bitter Housewife's HQ and production facility is located. We were thrilled to be able to accommodate BHW's expansion as they has outgrown their previous space. We liked the concept so much that we also became investors in the company, something that we have not done previously with other tenants in our properties. Dan & Genevieve have a fantastic product and a scalable business and we are confident in their continued success.

Emily Halpern 7 days ago

I LOVE the name! As an Advisor to the company and a young(ish) professional woman, I have to disagree with a few of these posts. I think the name is part of the appeal - it was what drew me to the brand before I even met Dan and Genevieve, who also happen to be incredibly knowledgeable, humble, irreverent, and driven. It's self-deprecating AND tongue in cheek, and opens up a variety of marketing avenues in which to take the consumer messaging & competitive positioning.

In addition, these two have weathered the 2020 storm with creativity, determination, and humor - that drive to find solutions can't be taught. Can't wait to see what they come up with next!

Linda Claxton 11 days ago

I am excited about this step and proud to be one of your early customers. I love all of your products and am a HUGE FAN of the name of the company. It is fun and just the right amount of irreverent. Maybe all of us maintain a sense of humor in these times.

Jean-Michel Reed 14 days ago

I am a big fan of your products but I am interested in what this raise is specifically for in the near term and how this relates to long term company goals.

> **The Bitter Housewife Team** - Bitter Housewife 14 days ago
>
> Reg CF rules are very particular in what we can share at any given point in order to prevent fraud. Since we are in the Test The Waters phase, meaning not fully launched because our campaign is still being vetted and checked for compliance, I can only give you a very general answer. Once our campaign is fully launched financials, projections, and more detailed info on the use of funds will be available to everyone.
>
> For now, I can say that we've seen some very positive growth in the last year and plan to use the funds from the raise to continue that growth. Most of the money will be put toward marketing spend, launching new flavors, key hires, and increasing our production capacity.

Lynn Armstrong 15 days ago

Best. Name. Ever! Perfect wry balance of female empowerment and clever graphic design. I totally ordered the product because of the way it looked, (and it made me laugh) and was very impressed with the quality and flavor of the product. Win, win!!

Benjamin Jaeger 15 days ago

I have been a huge fan of the bitters & soda aromatic since being served a can at Feast a few years back. Very well balanced around a non-sweet palette, with a good spice note that is distinct from sparkling/mineral waters that occupy are the typical sugar free beverages.

Carla Berg 15 days ago

A few years ago I searched all of the local liquor stores for some bitters (flavorings) to add to holiday cocktail creations for visiting guests. Sadly, the only ones I could find where filled with so many undesirable ingredients, I declined. I was tickled to stumble across your website. I purchased the entire collection of bitters (not that I'm a lush, I just want to try them all). Herbalist around the world will see the humor in the business name, very cleaver! These products will give liquor stores a shelf for those that prefer the healthier side of eating, even for our guilty indulgences (we're not all perfect, not even the Karens). Grocery stores will shelf your non-alcoholic beverages products on their ever-growing shelves of simple ingredient sodas. I'd enjoy seeing your crafty recipes on the website in a book, that would really help sell the bitters!

Randy Daigle SE OWNER 3 INVESTMENTS 16 days ago

Have to agree with Michael. The brand name is borderline derogatory, which means that there is no chance of an acquisition from a bigger brand, and resistance from bigger stores from stocking the product.

Karen after Karen asking to see the store manager means it's not going to stay on shelves in anything but boutique small establishments. I really think you should rethink the brand name before going any further.

I think the name is really clever and fits the product perfectly. But as an investor, we're here to make money. Good luck Dan and Genevieve.

> **The Bitter Housewife Team** - Bitter Housewife 4 days ago
>
> Hey Randy,
>
> Just wanted to respond that in practice we have zero issues with the name in Williams Sonoma, Safeway, Albertsons, Milk Street, Neiman Marcus, Nordstroms, and many other stores. It not only is not an issue - it's a strong selling point for buyers.

Michael Williams 9 INVESTMENTS 20 days ago

Fair enough. I must say I think your branding and design is extremely well done. Has an old school feel and yet new at the same time. Where can I buy some to try?

> **The Bitter Housewife Team** - Bitter Housewife 20 days ago
>
> If you're in the Portland, OR area you can find our Bitters & Soda at New Seasons, Market of Choice, John's Market, Hollywood Beverage, among others. In Seattle Delaurenti, Hilltop Red Apple, Village Market Thriftway, Ken's Market Queen Anne, and West Seattle Thriftway also stock us. And of course, there's our website.

Michael Williams 9 INVESTMENTS 21 days ago

The name!!!! I am shocked. I highly doubt this is going to fly in this day and age. And I am pretty liberal.

> **The Bitter Housewife Team** - Bitter Housewife 20 days ago
>
> We've found that most people love the name, especially when they meet me, the woman behind the name, the brand, and the flavors. It's not everyone's sense of humor, but then again we don't make a product that's for everyone either. Over the last 6+ years of business, we've grown a loyal base of fans who appreciate both our sense of humor and our products. We reach a very specific audience that isn't finding what they want on the market.

TTW Live 4/5/21 to 5/5/21

The Bitter Housewife

Drinks shouldn't have rules!


Reserve Now
BITTERS & SODA

Website | Portland, OR | FOOD & BEVERAGE

Terms

Equity Offering Type	**$5.5M** Valuation
$1.00 Price per Share	**$500.00** Min. Reservation
Common Shares Offered	**TTW** Offering

RESERVE NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC

Improper Goods, Inc. dba The Bitter Housewife makes small-batch, award-winning cocktail bitters and zero-alcohol canned beverages in Portland, Oregon.

Overview | Team | Terms | Updates | Comments | Follow

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get 10% bonus shares RESERVE NOW

Reasons to Invest

1. Revenue from January 2020 to January 2021 has grown by 537% with a 395% increase in direct to consumer sales in 2020 alone.

2. The Bitter Housewife has received numerous awards including the 2018 Good Food Award, the 2018 Gold Sofi, 2018 Product of The Year from the Specialty Foods Association, and Best of 2019 by BevNet Magazine.

3. The trend of drinking less continues to grow. 52% of U.S. adults report trying to or already reducing their alcohol intake and the global non-alcoholic market is expected to reach a record $1.6 trillion by 2024.


BITTERS & SODA

Rewards

Get rewarded for investing more into The Bitter Housewife:

$500+
Investment
StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
TTW Reservation Perks

Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.



Reserve Shares

In the Press

CityPaper CLKStyle CRAFT SPIRITS Chicago Tribune Oregon Business imbibe

whiskey wash TODAY WILLAMETTE WEEK

SHOW MORE

Meet Our Team





Dan Brazelton

CEO, Co-Founder

A traveler and adventurer Dan's varied past career includes film maker, director of digital for a marketing agency, tugboat cook in the merchant marines and CEO of an interactive book startup. But he always wanted to make a physical product and when he tasted Genevieve's first batch of bitters the wheels started turning. Dan pulls on his experience from across various industries and roles to drive operations at The Bitter Housewife. He brings his executive experience from production sales for EA Games, Sony, NBC, Disney, and Fisher-Price and his sales experience as a startup founder.

Genevieve Brazelton

CMO, Co-Founder

Genevieve grew up in and around restaurants and has always been comfortable in the kitchen playing with flavors. Her love of food and drink led her to a varied career in the hospitality industry from prep cook in her father's restaurant to manager of a high-end bar in San Francisco to managing marketing and PR campaigns for wineries and spirits brands. This experience paired with a desire to create a product that she felt was missing from the market led Genevieve to launch The Bitter Housewife bitters with her husband. A supertaster and brand maker, Genevieve's creations have received national recognition for flavor and style since 2012. Her award-winning creations include Portland Sangria, RAFT Syrups, and of course The Bitter Housewife. Multiple Good Food Awards, Gold Sofi, Specialty Foods Product of The Year, Best Of 2019 BevNet.



Erica Blair

Administrative Support

Erica is an Integrative Nutrition Coach with a sales and entrepreneurial background and a love of jewelry making. She draws on her unique background and shares the skills of market research, project management, excellent customer service and the art negotiation with The Bitter Housewife. It is an honor for her to support such a wonderful socially conscious and health conscious women-owned business.

Erica's relationship with The Bitter Housewife began about 5 years ago when she was a brand ambassador for the company. Watching the co-founding duo,



Sujit Srinivas

Advisory Board Member

I enjoy leading companies in their journey towards sustainable and profitable growth by designing, implementing and executing an efficient operations and supply chain strategy.

I believe that a clear vision, a driving purpose, and unshakeable values form the bedrock of success in business and in life. I'm convinced that being accountable and having fun are not mutually exclusive. I strive to lead by example, yet find myself to be a perpetual student. I value people and planet over profits.



Carrie Bischke

Advisory Board Member

Carrie Bischke is an award-winning marketer with 15+ years of experience launching innovative products and managing popular global brands in consumer tech, video games, and entertainment. Carrie won the Effie award for Best New Product Launch, Nickelodeon Kids Choice Awards (6x), and numerous Game Marketing Awards including the Outstanding Overall Marketing Campaign in the industry.

Carrie has led artist marketing programs, nonprofit partnerships, and product placement in TV and Film.



James Schermerhorn

Advisory Board Member

James expands market opportunities, drives revenue channels through strategic collaboration and continually strives to be a better chef, musician, husband and father. He has over two decades of experience working across retail and consumer product goods industries, with a specialization in commerce, search and content management software. His current day job is looking after technology partnerships at Lucidworks, an enterprise search & discovery platform company in San Francisco. Originally a native San Franciscan, today you can find James with his wife and three children in their 1708

the company into what it is today, has been truly inspiring. She looks forward to knowing and working with them for many more years!

She has participated in several White House OSTP roundtables and events around Computer Science for All, VR for Good, and advancing gender equity in the games industry.

historic farm house in Concord Massachusetts where he spends most of his time pushing his culinary abilities in their updated chef's kitchen, or making noise in the barn loft which he converted into a music performance space and recording studio.



Diane Aylsworth

Advisory Board Member

Diane is a seasoned general management professional specializing in early-stage, fast-growth CPG brands. Her expertise in navigating complex operational challenges to scale quickly. Diane holds entrepreneurial instincts and agile problem-solving skills.



Kealee Wong

Wholesale Marketing Associate

As a 2020 graduate, Kealee Wong is no stranger to adjusting quickly to new challenges. She is resilient, flexible and provides a fresh perspective to any project she takes part in. With a background in customer service and a degree in Communications, Kealee is able to use her skills to deliver excellent customer service to our wholesale accounts and meet company goals.



Emily Hruby Halpern

Advisor

Emily is a not-so-bitter mom of two small boys, wife to a rocket scientist, and in her free time directs retail marketing execution. She has 16 years of experience in both large CPG brands and marketing services, driving creative ideas from concept to implementation in product, packaging, media campaigns, and retail execution. She has a knack for root cause analysis, process improvement, creative problem solving, and connecting with other people. Emily first connected with Dan and Genevieve in 2015 as their dedicated startup mentor through the Built Oregon mentorship program, and it was love at first mocktail!

Offering Summary

Company	Improper Goods, Inc.
Corporate Address	3961 N Williams Ave Suite 100, Portland, OR 97227
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$500.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$5,497,708.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Any bonus shares received by an investor as a result of making a reservation in this Testing the Waters campaign and subsequently investing in an offering by the Company will be in addition to any bonus shares offered during the issuer's live offering. For example, if we offer 10% bonus shares for making a reservation in this Testing the Waters campaign, and then completing an investment in our live offering, and the live offering has an additional 10% bonus you are eligible for, if you purchase 100 shares, you will receive 120 shares instead (100 + 10 from your reservation + 10 from the live offering perk).

During the live offering, you will only receive the highest level bonus share perk you are eligible for.

TTW Reservation Perks*

Invest during the Test The Waters offering and receive 10% Bonus Shares. The reservation perks are in addition to company-specific perks while the campaign is live.

*** Note these perks do stack with the other live offering perks. The Company may provide additional perks based on different criteria if and when the offering campaign becomes live.*

Live Offering Perks*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Bitter Housewife will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following

over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow The Bitter Housewife to get notified of future updates!

Comments (21 total)

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Traci-lin Buntz 18 days ago

I have been buying these bitters for a while now and use the bitters to make sophisticated and enjoyable mocktails. I am so excited to invest in a company that sells something that I love!! What an opportunity!!

Christine Borden 18 days ago

Hi I'm thrilled to become an investor and I just wanted to say that I really hope you keep the name. As a sober housewife who quite enjoys a can of bitters and soda with lunch, I have no clue what the problem is. I can't wait to see where The Bitter Housewife goes!

> **The Bitter Housewife Team** - The Bitter Housewife 18 days ago
>
> Christine from one "bitter housewife" to another we're thrilled to have you on board! - Genevieve

---

Kevin See 18 days ago

Love the bitters and soda!!! Great niche and special attribute ZERO alcohol not "low alcohol". Maybe you should consider a name change that is less offensive/more palatable such as Coca-Cola? Never mind...I love the name. Nothing better than a little tongue and bitters in the cheek.

Carla Berg 25 days ago

Just curious, does this campaign include the bitters that you sell or just the bitters & soda? The bitters add a tasty and healthy flavor to regular water and to hydrogen water (not very tasty on its own), which is great for those whom prefer not to drink carbonated beverages. I presume the average consumer who is familiar with bitters would relate them to being used to flavor cocktail creations. It's time to bring flavoring bitters to the mainstream grocery market!

> **The Bitter Housewife Team** - The Bitter Housewife 25 days ago
>
> That is a great question! Yes - the bitters are a core part of the offerings of the company. We expect to grow the bitters distribution and they are great way to get people familiar with the brand.
>
> As makers, we love our bitters and will continue to develop new flavors and new collaborations around bitters - such as our Rogue Distillery partnership for Dead Guy Whiskey. As an investor in The Bitter Housewife you would also be a proud owner of the worlds best quality bitters, and any perks related to discounts would apply to purchase of all our products. (for clarification - the 10% discount for reservations is a discount in the purchase of stock in the company not products - there will be product discounts at certain tiers of investment)
>
> Being bitterly honest, your financial return potential will come from sales of Bitters & Soda. A hard core user of our bitters will buy a bottle a month. We have Bitters & Soda customers who buy a case of 24 can every 2 weeks. The velocity difference is just astounding.
>
> We see the Bitters & Soda as the greatest growth potential, and thus more the focus for the investment pitch. The worldwide cocktail bitters market we estimate to be about 100-150 million US dollars. While that gives us a potential to selling 10's of millions in bitters - the non-alcohol beverage market is expected to be 1.6 trillion - allowing us significantly more potential for growth.

Lewis Selway a month ago

I've been watching Bitter Housewife for years and always excited to see growth in the company and products!

Jon Kellogg a month ago

I am one of the two owners of the building in Portland where The Bitter Housewife's HQ and production facility is located. We were thrilled to be able to accommodate BHW's expansion as they has outgrown their previous space. We liked the concept so much that we also became investors in the company, something that we have not done previously with other tenants in our properties. Dan & Genevieve have a fantastic product and a scalable business and we are confident in their continued success.

Emily Halpern a month ago

I LOVE the name! As an Advisor to the company and a young(ish) professional woman, I have to disagree with a few of these posts. I think the name is part of the appeal - it was what drew me to the brand before I even met Dan and Genevieve, who also happen to be incredibly knowledgeable, humble, irreverent, and driven. It's self-deprecating AND tongue in cheek, and opens up a variety of marketing avenues in which to take the consumer messaging & competitive positioning.

In addition, these two have weathered the 2020 storm with creativity, determination, and humor - that drive to find solutions can't be taught. Can't wait to see what they come up with next!

Linda Claxton a month ago

I am excited about this step and proud to be one of your early customers. I love all of your products and am a HUGE FAN of the name of the company. It is fun and just the right amount of irreverent. Maybe all of us maintain a sense of humor in these times.

Jean-Michel Reed a month ago

I am a big fan of your products but i am interested in what this raise is specifically for in the near term and how this relates to long term company goals.

> **The Bitter Housewife Team** - The Bitter Housewife a month ago
>
> Reg CF rules are very particular in what we can share at any given point in order to prevent fraud. Since we are in the Test The Waters phase, meaning not fully launched because our campaign is still being vetted and checked for compliance, I can only give you a very general answer. Once our campaign is fully launched financials, projections, and more detailed info on the use of funds will be available to everyone.
>
> For now, I can say that we've seen some very positive growth in the last year and plan to use the funds from the raise to continue that growth. Most of the money will be put toward marketing spend, launching new flavors, key hires, and increasing our production capacity.

Lynn Armstrong a month ago

Best. Name. Ever! Perfect wry balance of female empowerment and clever graphic design. I totally ordered the product because of the way it looked. (and it made me laugh) and was very impressed with the quality and flavor of the product. Win, win!!!

Benjamin Jaeger a month ago

I have been a huge fan of the bitters & soda aromatic since being served a can at Feast a few years back. Very well balanced around a non-sweet palette, with a good spice note that is distinct from sparkling/mineral waters that occupy are the typical sugar free beverages.

SHOW MORE COMMENTS

residence.

Grab Your Own Piece of The Bitter Housewife

The Bitter Housewife kzd1.klaviyomail.com

to me

Tue, Mar 16, 1:26 PM

BE BITTERLY HONEST

Help The Bitter Housewife Grow

We've got some pretty big plans for this year and the years ahead, but to make them happen we need to bring on some investment. And who better to support our growth than our customers?

Yes, you're already supporting us every time you buy our products, post about us on social media, or tell a friend how much you love The Bitter Housewife, but what if you could actually own shares in the company?



SPARKLING
COMPLEX
BITTER
Like You

We've launched a Test The Waters campaign on StartEngine. During this phase, you will be able to save your place in line, so to speak, and secure an additional 10% bonus in shares for reserving now. We are aiming to launch the full equity crowdfunding campaign in early April. You can check out the details of the offering here.

Over the coming weeks we'll be sharing more about this process and our goals for this year and next, so stay tuned.

The Bitter Housewife
Published by Later · 18 March at 10:05 ·

Would you like to own a piece of The Bitter Housewife?

We're super excited to announce the launch of our equity crowdfunding campaign on StartEngine.

Support us and help grow Bitters & Soda.

https://www.startengine.com/bitter-housewife



ZERO SUGAR
ZERO ALCOHOL
THE Bitter HOUSEWIFE
BITTERS & SODA
AROMATIC
ZERO SUGAR
ZERO ALCOHOL
THE Bitter HOUSEWIFE
BITTERS & SODA
ORANGE


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thebitterhousewife Would you like to own a piece of The Bitter Housewife?
We're super excited to announce the launch of our equity crowdfunding campaign on StartEngine.
Support us and help grow Bitters & Soda. Link in bio.
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1w • Edited

We are super excited to announce that we are raising funds for The Bitter Housewife on StartEngine, which means you can get your own little piece of The Bitter Housewife.

Even though last year tested us in ways we never could have imagined, we survived. In fact, we saw some great successes and were able to actually grow in 2020. We want to capitalize on this momentum and all the learning we did in the past year.

The Bitter Housewife is currently in the Test The Waters phase which means we are not fully live, but if you reserve shares now you'll receive a 10% bonus on your share purchase. Help us spread our Bitterly Honest message!

https://lnkd.in/gu_XSjc



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The Bitter Housewife
Published by Later · 16 April at 11:20 ·

This is your last chance for the reserve bonus, our StartEngine raise is almost fully live. If you reserve now you'll receive a 10% bonus in addition to other perks that will be announced with the full offering.

If you like our bitter approach to beverages and want to help us grow in the coming year head on over to our campaign page and claim your own piece of The Bitter Housewife.

https://www.startengine.com/bitter-housewife


TOYOTA


TOYOTA

thebitterhousewife ...

thebitterhousewife This is your last chance, our StartEngine raise is almost fully live. If you reserve now you'll receive a 10% bonus in addition to other perks that will be announced with the full offering.

If you like our bitter approach to beverages and want to help us grow in the coming year head on over to our campaign page and claim your own piece of The Bitter Housewife. Link in profile.

2w

thebitterhousewife
#bittersandsoda
#drinkbittersandsoda #bitters
#sobercurious #zeroproof

Liked by **divine_knot** and **125 others**

APRIL 16

Add a comment... Post

BE BITTERLY HONEST

Fundraising Campaign Going Fully Live

If all the pieces fall into place as expected our StartEngine campaign will go fully live at the end of next week. That means this is your last chance to reserve shares and receive a 10% bonus on those shares. That's on top of any tier perks you would qualify for based on your level of investment. Perks on top of perks just for being first is pretty cool. Visit the campaign page.



TOYOTA

The number of customers' names we recognize on the list of reservations has us blushing. It means so much that you believe in us enough to support our growth this way. I actually have tears in my eyes as I write this, big emotions. And while I can't share any numbers I will say that if all the reservations convert when we go live, we're starting this raise off with a bang. That is all thanks to you!!

If you can't invest, there are still many ways you can support us.

- Share our campaign with your friends, family, and social networks.
- Visit the campaign page and ask a question or share your experience with The Bitter Housewife and our products.
- **An important one** - We've received a fair amount of push back on our name with concern that it's offensive. Share in the comments on the campaign page what you think about our name.

You can check out the details of the offering here.


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Dan Brazelton
March 16 at 9:14 AM ·
Hey friends and fam! We can finally announce that we are raising funds via Startengine. This is a crowd funding style site where you can own a piece of The Bitter Housewife! We are in the "Test The Waters" phase - where we are are not fully live - but if you reserve shares now you will get an additional 10% bonus on your share purchase. Please check it out!
Even if you just make some comments your support is greatly appreciated!
Reserve Now
BITTERS & SODA
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Joe Ganis
Really exciting. I'll want to support you, so I'll talk with Noel about our budget

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Dan Brazelton

March 19 at 12:54 PM ·

Hey folks! Spread the word! We already have a lot of commitments to invest. The coolest part? Most of the commitments are from our customers!

That is because what Genevieve has created it LOVED by our customers and they want more!

Help us out by making a commitment to invest, reposting, or even just asking a question or commenting at https://www.startengine.com/bitter-housewife...


ZERO SUGAR
ZERO ALCOHOL
BITTERS & SODA
AROMATIC
BITTERS & SODA
ORANGE

The Bitter Housewife

Favorites · March 18 at 10:05 AM ·

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Dan Brazelton
Just now ·

Hey Friends - Very soon we are going to be ending our "Test The Waters" phase of our StartEngine campaign.

The Bitter Housewife is raising funds to help us grow and reach more people with our award winning beverages.

Please help us by sharing this post, commenting on the campaign page, and of course we would love to have you join the campaign and own equity in The Bitter Housewife!

Right now is early access and reservations for investments will get a 10% discount - which stacks with other discounts for when we go live - so now is the time to get in! These discounts will get you more equity for the dollar! This is the best possible time to invest in our company.



Reserve Now
BITTERS & SODA
AROMATIC

STARTENGINE.COM

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Friday, March 26th
Genevieve B 3:49 PM
Hello All! I am super excited to announce that we (The Bitter Housewife) have launched an equity crowdfunding campaign on StartEngine.
Even though last year tested us in ways we never could have imagined, we survived. In fact, we saw some great successes and were able to actually grow in 2020. We want to capitalize on this momentum and all the learning we did in the past year.
The Bitter Housewife is currently in the Test The Waters phase which means we are not fully live (still going through some due diligence), but if you reserve shares now you'll receive a 10% bonus on your share purchase.
The many ways you can support our efforts:
• Reserve shares now to purchase when we officially go live next month.
• Share our campaign with anyone you think would be interested in supporting The Bitter Housewife.
• Make comments or ask questions on our campaign page, especially if you're familiar with the brand and our products.
https://www.startengine.com/bitter-housewife
StartEngine
Bitter Housewife
Drinks shouldn't have rules! (706 kB)
Reserve Now
Message #features

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Help Us Grow The Bitter Housewife

Genevieve Brazelton <genevieve@thebitterhousewife.com> Tue, Mar 23, 7:05 PM (13 days ago)
to bcc: John, bcc: Julia, bcc: Julianne, bcc: Jordan, bcc: josephine.davis, bcc: Karen, bcc: Kate, bcc: Kimberly, bcc: Lisa, bcc: Lori, bcc: 8056915

Opens: 15

Dan and I are super excited to announce that we are raising funds for The Bitter Housewife on StartEngine. This is an equity crowdfunding site, so you can actually buy shares of our company.

While last year started out a bit rocky, for everyone, we knuckled down and put our focus toward a few areas that made the most sense. We saw significant success and were able to actually grow in 2020. We want to capitalize on this momentum and all the learning we did in the past year.

The Bitter Housewife is currently in the Test The Waters phase which means we are not fully live, but if you reserve shares now you'll receive a 10% bonus on your share purchase.

The many ways you can support our efforts:

- Reserve shares now to purchase when we officially go live next month.
- Share our campaign with anyone you think would be interested in supporting The Bitter Housewife.
- Make comments (how much you love our brand and/or products) or ask questions on our campaign page.

Genevieve Brazelton
Founder/CMO | The Bitter Housewife
M: 503-893-9445
P: 503-662-7147
E: genevieve@thebitterhousewife.com
thebitterhousewife.com

Genevieve Brazelton

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Genevieve Brazelton

22 March at 19:11

We're raising money to grow The Bitter Housewife by doing an equity crowdfunding campaign on StartEngine. We're currently in the Test The Waters phase, which means you can reserve shares and get a 10% bonus by doing so.

If you're interested in your own little piece of The Bitter Housewife check out the link for all the details. If there's no room in the budget you can also help by commenting on our page about how much you love our products.



ZERO SUGAR
ZERO ALCOHOL
BITTERS & SODA
AROMATIC
ZERO SUGAR
ZERO ALCOHOL
BITTERS & SODA
ORANGE

The Bitter Housewife

18 March at 10:05

Would you like to own a piece of The Bitter Housewife?

We're super excited to announce the launch of our equity crowdfunding campaign on StartEngine.

Support... **See more**

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1w

We're doing this thing and it's pretty exciting! You can buy your own shares of The Bitter Housewife. Right now we're in the Test The Waters phase, which means reservations only but also a 10% bonus.

https://lnkd.in/g7XNGV2

The Bitter Housewife
238 followers
1w • Edited

We are super excited to announce that we are raising funds for The Bitter Housewife on StartEngine, which means you can get your own little piece of The Bitter Housewife. ...see more



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Non-alcoholic beverages are the next big wave, and we are leading the charge. Get it on the ground floor by investing in The Bitter Housewife.

The Bitter Housewife
238 followers
1w • Edited •

We are super excited to announce that we are raising funds for The Bitter Housewife on StartEngine, which means you can get your own little piece of The Bitter Housewife. ...see more



TOYOTA



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The Bitter Housewife is raising funds to expand! We are using StartEngine to raise under Reg CF and are in the Test The Waters phase. This is early access where we are taking reservations for when we go live (very soon). Investments that have reservations get a 10% discount which stacks with other discounts for when we go live - so now is the time to get in! https://www.startengine.com/bitter-housewife?utm_source=startengine&utm_medium=main_website&utm_campaign=search
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Dan Brazelton 9:02 AM
Hey PDX'ers! The Bitter Housewife is raising funds to expand! We are using StartEngine to raise under Reg CF and are in the Test The Waters phase. This is early access where we are taking reservations for when we go live (very soon). Investments that have reservations get a 10% discount which stacks with other discounts for when we go live - so now is the time to get in!
https://www.startengine.com/bitter-housewife?utm_source=startengine&utm_medium=main_website&utm_campaign=search
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Genevieve Brazelton 11:05 AM
Hello All! A little shameless plug here.
I am super excited to announce that we (The Bitter Housewife) have launched an equity crowdfunding campaign on StartEngine.
Even though last year tested us in ways we never could have imagined, we survived. In fact, we saw some great successes and were able to actually grow in 2020. We want to capitalize on this momentum and all the learning we did in the past year.
The Bitter Housewife is currently in the Test The Waters phase which means we are not fully live (still going through some due diligence), but if you reserve shares now you'll receive a 10% bonus on your share purchase.
The many ways you can support our efforts:
• Reserve shares now to purchase when we officially go live next month.
• Share our campaign with anyone you think would be interested in supporting The Bitter Housewife.
• Make comments or ask questions on our campaign page, especially if you're familiar with the brand and our products.
https://www.startengine.com/bitter-housewife (edited)
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Drinks shouldn't have rules! (706 kB)
Reserve Now
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Dan Brazelton 2:51 PM
Help The Bitter Housewife Grow
Bitters & Soda - Sparkling, Complex, Bitter, Like You
We've launched a Test The Waters campaign on StartEngine. During this phase, you will be able to save your place in line, so to speak, and secure an additional 10% bonus in shares for reserving now. We are aiming to launch the full equity crowdfunding campaign in early April.
http://trk.klclick.com/ls/click?upn=buq3yoaAc-2FdH87kbpgFmvjxpAvFzmONpAxQzynA8S26vR[...]PTmUkUY3qXnfy-2BpU0vG4HvdSHkZl3twqk6jUs4yE5kCW-2F2mOYqw-3D-3D
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Friday, March 26th
Genevieve Brazelton 3:44 PM
Hello All! I am super excited to announce that we (The Bitter Housewife) have launched an equity crowdfunding campaign on StartEngine.
Even though last year tested us in ways we never could have imagined, we survived. In fact, we saw some great successes and were able to actually grow in 2020. We want to capitalize on this momentum and all the learning we did in the past year.
The Bitter Housewife is currently in the Test The Waters phase which means we are not fully live (still going through some due diligence), but if you reserve shares now you'll receive a 10% bonus on your share purchase.
The many ways you can support our efforts:
• Reserve shares now to purchase when we officially go live next month.
• Share our campaign with anyone you think would be interested in supporting The Bitter Housewife.
• Make comments or ask questions on our campaign page, especially if you're familiar with the brand and our products.
https://www.startengine.com/bitter-housewife
StartEngine
Bitter Housewife
Drinks shouldn't have rules! (706 kB)
Reserve Now
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Friday, March 26th
Genevieve Brazelton 3:36 PM
Hello All! I am super excited to announce that we have launched an equity crowdfunding campaign on StartEngine.
Even though last year tested us in ways we never could have imagined, we survived. In fact, we saw some great successes and were able to actually grow in 2020. We want to capitalize on this momentum and all the learning we did in the past year.
The Bitter Housewife is currently in the Test The Waters phase which means we are not fully live (still going through some due diligence), but if you reserve shares now you'll receive a 10% bonus on your share purchase.
The many ways you can support our efforts:
• Reserve shares now to purchase when we officially go live next month.
• Share our campaign with anyone you think would be interested in supporting The Bitter Housewife.
• Make comments or ask questions on our campaign page, especially if you're familiar with the brand and our products.
https://www.startengine.com/bitter-housewife
StartEngine
Bitter Housewife
Drinks shouldn't have rules! (706 kB)
Reserve Now
1